AMARC COMMENCES DRILLING AT NEWTON GOLD DISCOVERY, BRITISH COLUMBIA

November 30, 2010, Vancouver, BC - Amarc Resources Ltd. (“Amarc” or the “Company”) (TSX-V: AHR; OTCBB: AXREF) is pleased to announce that two drill rigs have commenced coring at the Newton gold project, located in south-central British Columbia (BC). Amarc’s comprehensive 2010 surface exploration programs, combined with its previously announced discovery drill holes (see Amarc release dated January 19, 2010), have defined an eight square kilometre bulk tonnage-style, gold deposit target at Newton. Twenty-eight holes have been permitted and Amarc expects to announce initial results from the ongoing drill program starting in late December 2010. Amarc is acquiring an 80% interest in the Newton property and is the operator of the project.

“The comprehensive, geological, geophysical and geochemical programs that Amarc completed at Newton and throughout the adjoining Plateau Gold-Copper Belt this year have defined and vastly expanded the potential for a major bulk tonnage gold resource at Newton and established three highly prospective porphyry copper drill targets in the region,” confirmed Amarc Chairman, Robert Dickinson. “We are very encouraged by the results of our work at Newton. We have commenced drilling with two drill rigs to establish the configuration and tenor of this world-class, bulk tonnage-type, gold deposit target.”

An Induced Polarization (“IP”) ground geophysical survey undertaken at Newton in 2010 outlined an eight square kilometre mineralized system. The IP signature stretches outward several kilometres from areas of known gold mineralized outcrop under shallow cover. The dimensions and characteristics of the Newton gold target are similar to those defined by IP surveys over the gold-copper porphyry deposits at Mt. Milligan (Proven and Probable Reserves of 482 million tonnes at 0.39 g/t gold and 0.20 % copper for 6.02 million ounces of gold and 2,124 million pounds of copper – Thompson Creek Metals Company Inc. website) and Prosperity (Proven and Probable Reserves of 831 million tonnes grading 0.41 g/t gold and 0.23 % copper for 11 million ounces of gold and 4.2 billion pounds of copper - Taseko Mines Limited website). See http://www.amarcresources.com/ahr/MapsFigures.asp for comparative IP maps.

Dickinson said “Previous drilling within a restricted portion of the mineralized system has returned potential ore-grade gold intercepts over broad intervals, with other holes hosting wide intervals of gold grades proximal to a potential cut-off grade. Taken together these broad intercepts are definitely indicating the presence of an important gold mineralizing system,” he said. “The geological knowledge we’ve gained from our surface programs, combined with our discovery drill results, gives us great confidence that we will substantially expand known areas of mineralization at Newton this fall.”

For example, Amarc’s discovery holes at Newton returned broad, potentially ore-grade intercepts, such as:
         o    189 meters grading 1.56 g/t gold, including 99 metres grading 2.76 g/t gold in hole 9004; and,
         o    138 metres grading 0.74 g/t gold, including 63 metres grading 1.17 g/t gold in hole 9014
In addition, limited historical drilling returned broad, potentially ore-grade intercepts, such as:
         o    105 metres of 1.20 g/t gold (including 49 metres at 2.33 g/t gold) in hole 06-12;
         o    97 metres at 0.51 g/t Au in hole 06-03;
as well as intervals proximal to a potential cut-off grade, such as:
         o    108 metres grading 0.34 g/t gold in hole 92-05; and
         o    128 metres at 0.25 g/t gold in hole 82-04.

Previous drilling and the geological mapping completed this year shows the host rock for the disseminated mineralization to be pervasively altered, felsic volcaniclastic rock units. “The geological mapping and IP survey show that these highly porous and permeable rocks have an extensive lateral distribution,” Dickinson said. “This mineralized host rock has been traced for kilometres by IP surveying. This is an ideal setting for an important gold deposit.”

In addition to its focus at Newton, Amarc holds a 100% interest in 3,300 square kilometers of mineral claims that comprise the Plateau Gold-Copper Belt, extending to the north and south of the Newton property. The Plateau Gold-Copper Belt holds excellent potential for the discovery of gold-copper porphyry deposits.

Over the course of 2010, Amarc completed a 7,000 line-kilometer airborne geophysical survey over the Plateau Gold-Copper Belt, as well as approximately 170 line-kilometers of IP ground geophysics, over 12,000 soil samples and extensive prospecting. To date, three outstanding and distinct copper-molybdenum multi-element soil geochemical anomalies have been found, each overlying strong coincident IP ground geophysics anomalies.

“We are very encouraged by the definition of these compelling porphyry copper drill targets,” Dickinson confirmed. “In addition to our work at Newton, it is our intent to drill these additional targets we have developed within the Plateau Gold-Copper Belt.”

The Newton property and the Plateau Gold-Copper Belt are located some 140 kilometres southwest of the City of Williams Lake in a region characterized by subdued topography. The district is well served by existing power and transportation infrastructure, and a skilled workforce, which support a number of operating mines and late-stage development projects.

Amarc Resources Ltd. is a Vancouver-based exploration and development company affiliated with Hunter Dickinson Inc. (HDI) – a diversified, global mine development company with a 25-year history of mineral development success. Previous HDI projects in BC include Golden Bear, Mt. Milligan and Kemess. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral properties that provide consistently superior returns to shareholders.

Mark Rebagliati, P.Eng., a Qualified Person as defined under National Instrument 43-101, is supervising the exploration and quality assurance and quality control programs on behalf of Amarc and has reviewed the content of this release. For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD
Ronald W. Thiessen
President and CEO

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, changes in government policies regarding mining and natural resource exploration and exploitation, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.